SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces the payment of 1Q07 Dividends

São Paulo, March 19, 2007 - GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 e NYSE: GOL) (“Company”), Brazil’s low-cost, low-fare airline, announces to shareholders that its Board of Directors, at a meeting held on March 16, 2007, approved the payment of interest on stockholder’s capital and supplementary dividends, referring to the first quarter of the fiscal year of 2007.

I – Amount of Interest on Stockholder’s Capital and Supplementary Dividends

The total amount of interest on stockholder’s capital and supplementary dividends is R$ 73,715,453.48, corresponding to R$ 0.35 (thirty five cents of reais), per common and preferred shares of the Company.

From the total amount, it will be paid under the form of interest on stockholder’s capital, the gross amount of R$ 33,607,682.22, corresponding to the net amount of R$ 0.14559 per common and preferred share, and R$ 40,107,771.26 under the form of supplementary dividends, corresponding to R$ 0.20441 per common and preferred share of the Company.

II – Date of Credit

All outstanding shares on March 20, 2007, inclusive, will be entitled to receive the interest on stockholder’s capital and supplementary dividends approved. The credit of the amount of the interest on stockholder’s capital and supplementary dividends on the Company’s accounting records shall be made on March 30, 2007, considering the shareholder position of March 20, 2007, “record date”.

III – Ex- Dividends Date

The Company’s shares will be traded on São Paulo Stock Exchange (BOVESPA) and New York Stock Exchange (NYSE), “ex” dividends as of, and including, March 21, 2007.

IV – Withholding Income Tax

The amount of the interest on stockholder’s capital is subject to withholding income tax at a rate of 15%, except to shareholders that evidence to be exempt or immune, and for those domiciled in a tax heaven jurisdiction, subject to an income tax rate of 25%.

V – Evidence of Exemption/immunity

Shareholders immune or exempt of withholding income tax shall verify if such condition is stated in their records maintained at the Company’s shares registrar (Banco Itaú S/A.) and, if necessary, must update their records in order to take advantage of the referred benefit, until March 26, 2007.

VI – Imputation of Interests on Stockholder’s Capital

The interest on stockholder’s capital, net of withholding income tax, will be imputed to mandatory dividends related to the corporate year of 2007, according to article 9, paragraph 7, of Law 9.249/95, item V, and Deliberation CVM 207/96, and paragraph 4, of article 25 of Company’s By-Laws.

The payment of interest on stockholder’s capital and supplementary dividends is resolved according to the quarterly intercalary dividends policy approved by the meeting of the Board of Directors held on January 29, 2007, in the fixed amount of R$ 0.35 (thirty five cents of reais) per common and preferred share, per quarter, during 2007. Regardless of the fixed amount, it is assured the payment of the minimum dividend of 25% of the corporate year’s net profit, and if necessary, the Company will make a year-end supplementary dividend payment.

VII – Payment of Interest on Stockholder’s Capital and Supplementary Dividends

The interest on stockholder’s capital and supplementary dividends will be paid to shareholders, with no remuneration, on May 4, 2007.

The closely held supplementary pension entities in order to do not have the income tax withheld shall send a specific statement to the Company, to the address below, until March 26, 2007, with certified signatures and proper documents to evidence authority of signatory. A statement form and further clarifications may be required at the address below.

Gol Linhas Aéreas Inteligentes S/A.

Investor Relations Department

Rua Gomes de Carvalho, n° 1.629, Vila Olímpia

São Paulo - SP - CEP: 04547-006

Telephone: (+ 55 11) 3169-6224/6222; Fax: (+ 5511) 3169-6257/6245

Email: ri@golnaweb.com.br

Instructions regarding credit of the amounts:

Shareholders will have their credits made available according to the bank account and bank domicile informed to Banco Itaú S.A.:

Shareholders with Records not Updated:

To shareholders which record does not contain the number of enrollment with CPF/CNPJ or indication of “Bank/Agency and Bank Account”, the interest on stockholders capital and dividends will be credited as from the 3rd business day counted as from the update request, provided that the interested parties proceed to the updating of their records in person, at one of the agencies of Banco Itaú S.A., listed below, which have exclusive services to shareholders. In case the updating of data is provided in a bank agency not listed below or through correspondence to the Shareholders Services Superintendence – Av Engenheiro Armando de Arruda Pereira, 707 – 9th Floor– Torre Eldoro Vilela – CEP 04344-902 – São Paulo – SP – Jabaquara, payment will be released only after the due records are made at the electronic files of the mentioned Bank.

Bank Agencies:

At Bank Agencies of Banco Itaú S/A listed below and other agencies authorized to render services to shareholders, at bank business hours:

Belo Horizonte	Av. João Pinheiro, 195 - Mezanino
Brasília	SCS Quadra 3 – Ed. D.Angela - Terreo
Curitiba	Rua João Negrão, 65
Porto Alegre	Rua Sete de Setembro, 746 – Sobre-loja
Rio de Janeiro	Rua Sete de Setembro, 99 – Sub-solo
Salvador	Av, Estados Unidos, 50 – 2°. Andar
São Paulo	Rua Boa Vista, 180 – 1°. subsolo

The payment of interest on shareholder’s capital was resolved by the Board according to the Company’s philosophy of generating value to its shareholders, providing for a consistent remuneration to investors, and a higher level of cash resources available to the company.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-fare airlines in the industry worldwide. GOL provides frequent service on routes connecting all of Brazil’s major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay through its more than 630 daily flights to 56 major airports. GOL offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing 737s, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, which stimulates GOL’s brand recognition and customer satisfaction, the Company’s single class of service is recognized as the best value proposition in the market. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 or 1230 020 9104 in Chile, 0800 52 900 in Peru and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
Site: www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E.	Edelman; G. Juncadella and M. Smith
Oliveira	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0349 / 0341	E-mail:gabriela.juncadella@edelman.com
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
eduardo.oliveira@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.